Filed by Advanced Fibre Communications, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant
to Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company: Advanced Fibre Communications, Inc.

Commission File No. 000-28734

This filing relates to the proposed merger between a wholly owned subsidiary of Tellabs, Inc. and Advanced Fibre Communications, Inc. (“AFC”), pursuant to an Agreement and Plan of Merger, dated as of May 19, 2004, as amended and restated as of September 7, 2004 (the “Merger Agreement”). The Merger Agreement was filed by AFC under cover of a Current Report Form 8-K on September 8, 2004 and is incorporated by reference into this filing.

NOTICE TO INVESTORS, PROSPECTIVE INVESTORS AND THE INVESTMENT COMMUNITY—CAUTIONARY INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

Statements in this filing regarding the proposed merger of Tellabs, Inc. and Advanced Fibre Communications, Inc. which are not historical facts, including expectations of financial results for the combined companies (e.g., projections regarding revenue, earnings, cash flow and cost savings), are “forward-looking statements.” Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors that may cause either company’s actual performance or achievements to be materially different from any future results, performance or achievements expressed or implied by those statements. Either company’s actual future results could differ materially from those predicted in such forward-looking statements. Investors and security holders are cautioned not to place undue reliance on these forward-looking statements and any such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.

Important factors upon which the forward-looking statements presented in this filing are premised include: (a) receipt of regulatory and stockholder approvals without unexpected delays or conditions; (b) timely implementations and execution of merger integration plans; (c) retention of customers and critical employees; (d) economic changes impacting the telecommunications industry; (e) successfully leveraging Tellabs/Advanced Fibre Communications’ comprehensive product offering to the combined customer base; (f) the financial condition of telecommunication service providers and equipment vendors, including any impact of bankruptcies; (g) the impact of customer and vendor consolidation; (h) successfully introducing new technologies and products ahead of competitors; (i) successful management of any impact from slowing economic conditions or customer demand; and (j) protection and access to intellectual property, patents and technology. In addition, the ability of Tellabs/Advanced Fibre Communications to achieve the expected revenues, accretion and synergy savings also will be affected by the effects of competition (in particular the response to the proposed transaction in the marketplace), the effects of general economic and other factors beyond the control of Tellabs/Advanced Fibre Communications, and other risks and uncertainties described from time to time in Tellabs/Advanced Fibre Communications’ public filings with the Securities and Exchange Commission. Tellabs and Advanced Fibre Communications disclaim any intention or obligation to update or revise any forward-looking statements.

This communication is not a solicitation of a proxy from any security holder of Advanced Fibre Communications, Inc. Tellabs, Inc. has filed with the Securities and Exchange Commission Amendment No. 2 to its Registration on Form S-4, which contains a Definitive Proxy Statement/Prospectus concerning the proposed merger of Advanced Fibre Communications, Inc. with a subsidiary of Tellabs, Inc. Advanced Fibre Communications, Inc. mailed the Definitive Proxy Statement/Prospectus to its stockholders on or about October 28, 2004. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by Tellabs, Inc. will be available free of charge from Tellabs Investor Relations, 1415 West Diehl Road, Naperville, IL 60563, 630-798-8800. Documents filed with the SEC by Advanced Fibre Communications, Inc. will be available free of charge from Advanced Fibre Communications Investor Relations, 1465 North McDowell Blvd., Petaluma, CA, USA 94954, 707-792-3500.

Interest of Certain Persons in the Merger.

Advanced Fibre Communications, Inc., and its directors and executive officers and other members of its management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of Advanced Fibre Communications, Inc. in connection with the merger. The directors and executive officers of Advanced Fibre Communications, Inc. have interests in the merger, some of which may differ from, or may be in addition to, those of the stockholders of Advanced Fibre Communications, Inc. generally. Those interests will be described in greater detail in the Proxy Statement/Prospectus with respect to the merger, which may include potential membership on the Tellabs, Inc. Board of Directors, option and stock holdings and indemnification. Information about the directors and executive officers of Advanced Fibre Communications, Inc. and their ownership of Advanced Fibre Communications, Inc. stock is set forth in the proxy statement for Advanced Fibre Communications, Inc.’s 2004 annual meeting of stockholders. Investors may obtain additional information regarding the interests of the participants by reading the proxy statement/prospectus when it becomes available.

* * *

[Tax consequences summary and questions and answers posted on AFC website on November 19, 2004]

EMPLOYEES WHO HOLD AFC COMMON STOCK ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING THE APPLICABILITY AND EFFECT OF FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX LAWS IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES. THE FOLLOWING QUESTIONS AND ANSWERS ARE FOR INFORMATIONAL PURPOSES ONLY AND ARE NOT INTENDED AS TAX OR LEGAL ADVICE.

Background Information

Under the merger agreement, AFC stockholders will receive .504 of a share of Tellabs common stock and $12 cash for each share of AFC common stock. The information provided below is based upon the assumption that, as expected by AFC and Tellabs, the merger will be a fully taxable transaction for U.S. federal income tax purposes. Except where specifically noted to the contrary, the information below also assumes that the

AFC common stock is held by an individual as a capital asset (i.e., an investment-type asset) and that such shares have not been acquired pursuant to the exercise of an option or otherwise as compensation.

For a more detailed description of some of the U.S. federal income tax consequences of the merger, including a discussion of possible alternative U.S. federal income tax treatment of the Merger, see “The Proposed Merger – Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 56 of the Joint Proxy Statement/Prospectus that is included in the Registration Statement filed with the Securities and Exchange Commission on October 26, 2004, as amended through the date hereof (the “Registration Statement”). In addition, except where noted to the contrary, the information provided in these Qs & As assume that the AFC stockholder does not have any of the special circumstances referred to on page 57 of the Registration Statement.

Questions and Answers regarding Tax Consequences

THE ANALYSIS IN THE FOLLOWING Q&As IS BASED UPON THE ASSUMPTIONS DESCRIBED ABOVE IN ‘BACKGROUND INFORMATION.’

Q1: For AFC shares purchased in the open market, what is the U.S. federal income tax treatment of an exchange of AFC shares for Tellabs shares and cash in the merger?

A:	As noted above, the exchange of AFC common stock for shares of Tellabs common stock and cash is expected to be a fully taxable transaction for U.S. federal income tax purposes. As a result, a holder of AFC common stock is expected to recognize gain or loss equal to the difference between (i) the amount of cash and the fair market value of any shares of Tellabs common stock received in the merger, determined as of the effective time of the merger, and (ii) the stockholder’s basis in the shares of AFC common stock surrendered.

Any such gain recognized generally will be long-term capital gain subject to a maximum rate of 15% if the AFC stockholder is an individual who has held the AFC common stock for more than one year on the effective date of the merger. The deduction of any capital loss is subject to limitations. In general, the aggregate tax basis in the shares of Tellabs common stock received by a holder of AFC common stock in the merger will be equal to the fair market value of the shares of Tellabs common stock received, determined as of the effective date of the merger. An AFC stockholder’s holding period in the shares of Tellabs common stock received will begin on the day after the effective date of the merger.

Employees that acquired their AFC common stock pursuant to the exercise of an option or otherwise as compensation may have different tax consequences. In particular, an employee that acquired shares of AFC stock under the AFC Employee Stock Purchase Plan or through exercise of Incentive Stock Options may recognize ordinary income upon the disposition of those shares.

Example of Tax Consequences

An example of the material U.S. federal income tax consequences of an exchange of AFC common stock for Tellabs common stock and cash is as follows:

Assumptions

•	X purchased all of her shares of AFC common stock as a single block in the open market in 1998 for $10 per share.

•	X holds her AFC common stock as a capital asset.

•	At the time of the merger, Tellabs stock is trading for $8.50 per share.

•	Upon the closing of the merger, X exchanges her AFC shares for consideration equal to .504 shares of Tellabs common stock and $12 of cash for each AFC share exchanged. Where the exchange ratio would result in X receiving a fractional share interest of Tellabs stock rather than a whole share with respect to all of the AFC shares exchanged by X, X receives additional cash from Tellabs instead of the fractional share interest.

•	As noted above, the assumptions described in ‘Background Information’ apply for all purposes of these Q & As.

Tax Consequences

•	With respect to each of her AFC shares, X will recognize gain of $6.28 per share. This amount is the difference between (i) the $16.28 fair market value of the per share consideration received by X in the merger (i.e., the sum of $12 of cash plus $4.28 fair market value of the Tellabs stock received (determined as the product of .504 and $8.50)) minus (ii) X’s tax basis of $10 in her AFC share surrendered in the merger.

•	X’s tax basis in each whole share of Tellabs stock received is $8.50, the fair market value of such share of Tellabs common stock, determined as of the effective date of the merger.

•	X’s gain should be characterized as capital gain since X holds the shares as a capital asset. Since the AFC common stock was held for more than one year at the time of the merger, such gain would be long-term capital gain.

         (See Examples 1, 2 and 3.)

Q2: For AFC shares acquired through the exercise of Nonqualified Stock Options (NSOs), what is the U.S. federal income tax treatment of an exchange of AFC shares for Tellabs shares and cash in the merger?

A:	The treatment for U.S. federal income tax purposes of AFC shares acquired through the exercise of NSOs generally would be the same as described in Q1 above (although the tax basis in the AFC shares would be adjusted to include both the amount paid and the amount recognized as ordinary income at the time of exercise). The holding period for long-term versus short-term capital gain or loss treatment generally begins on the day after the date of exercise.

Q3: For AFC shares purchased under the Employee Stock Purchase Plan (ESPP) and for which the statutory holding period requirements have been met (i.e., the AFC shares have been held more than one year from date of purchase and two years from the date of the grant of the right to purchase), what is the U.S. federal income tax treatment of an exchange of AFC shares for Tellabs shares and cash in the merger?

A:	If the shares were purchased under the ESPP and the purchaser has satisfied the ESPP holding requirements for the shares, the purchaser should recognize ordinary income in the year the merger is consummated with respect to each AFC ESPP share equal to the lesser of: (i) the actual gain, or (ii) the purchase price discount as of the first day of the offering period. The amount so included in ordinary income is added to the tax basis of the AFC shares. The excess, if any, of the amount of the merger consideration received over the purchaser’s adjusted tax basis would be capital gain (which may be long-term or short-term capital gain depending on whether the merger is consummated more than one year after the purchase date for such share).

Forms W-2 will include the amount of ordinary income required to be recognized upon such a disposition.

(See attached Example 4.)

Q4: For AFC shares purchased under the AFC Employee Stock Purchase Plan (ESPP) and for which the statutory holding period requirements have not been met (i.e., the AFC shares have not been held more than one year from date of purchase and two years from the date of the grant of the right to purchase), what is the U.S. federal income tax treatment of an exchange of AFC shares for Tellabs shares and cash in the merger?

A:	If AFC shares were purchased under the ESPP and the purchaser has not satisfied the ESPP holding requirements as of the date of the merger, then the purchaser should recognize ordinary income in the year the merger is consummated with respect to each AFC ESPP share in an amount equal to the excess of the fair market value at the purchase date over the discounted purchase price for that share. The sum of the purchase price plus the discount—i.e., the fair market value of the share on the purchase date—becomes the purchaser’s tax basis in the AFC share. The difference between the amount of the merger consideration received and the purchaser’s adjusted tax basis would be capital gain or loss (which may be long-term or short-term depending on whether the merger is consummated more than one year after the purchase date for such share).

Forms W-2 will include the amount of ordinary income required to be recognized upon a disqualifying disposition.

(See attached Examples 5 and 6.)

Q5: For AFC shares acquired through the exercise of Incentive Stock Options (ISOs) and for which the statutory holding period requirements have been met (i.e., the AFC shares have been held more than one year from date of exercise and two years from the date of the grant of the option), what is the U.S. federal income tax treatment of an exchange of AFC shares for Tellabs shares and cash in the merger?

A:	As long as the AFC shares acquired through the exercise of ISOs meet the statutory holding period requirements, the treatment of such shares for U.S. federal income tax purposes generally would be the same as described in Q1 above. It should be noted that the impact of any alternative minimum tax (AMT) related to an ISO exercise should be discussed with a tax professional.

Q6: For AFC shares acquired through the exercise of Incentive Stock Options (ISOs) and for which the statutory holding period requirements have not been met (i.e., the AFC shares have not been held more than one year from date of exercise and two years from the date of the grant of the option), what is the U.S. federal income tax treatment of an exchange of AFC shares for Tellabs shares and cash in the merger?

If the shares were issued pursuant to an exercise of an ISO and the optionee has not satisfied the ISO holding requirements as of the date of the merger, then the optionee should recognize ordinary income for the year the merger is consummated with respect to each option share in an amount equal to the excess of the fair market value at the time of exercise over the exercise price, or the excess of the amount of merger consideration received over the exercise price, if less. Any remaining gain with respect to each such share would be capital gain for the year the merger is consummated and should be long-term capital gain if the merger is consummated more than one year after the exercise date for such share. If the amount of merger consideration received is less than the exercise price, the loss would be capital loss.

Forms W-2 will include the amount of ordinary income required to be recognized upon a disqualifying disposition.

(See attached Examples 5 and 6.)

Q7: Where can I get additional information about the tax consequences of the merger?

A:	The tax consequences of the merger are very complicated and often depend upon the particular circumstances of the holder of the AFC shares. Holders are strongly urged to consult their tax advisors. For a more detailed description of some of the U.S. federal income tax consequences of the merger, see the discussion entitled “The Proposed Merger – Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 56 of the Registration Statement. For additional information on the treatment of shares purchased under the ESPP, see the Advanced Fibre Communication Inc. Employee Stock Purchase Plan Summary and Prospectus (dated December 19, 2003). For additional information about the treatment of shares purchased through exercise of an ISO, see the 1996 Stock Incentive Plan Summary and Prospectus (dated December 19, 2003).

Example Assumptions

Per share consideration is equal to:

Stock exchange ratio	.504

Value of Tellab’s stock at close	$8.50

Value of stock received in exchange		$4.28

Cash received in exchange		12.00

Total per share consideration		$16.28

Cash received in lieu of fractional share		$4.28

Example 1 – Shares Exchanged
$10 Cost per Share

Gain or loss:
Consideration	$16.28
(A) Basis	$10.00

(B) Recognized gain (loss)	$6.28

Basis in new Tellabs Stock:
When stock is received, new basis is equal to fair market value on Closing Date($8.50)

Example 2 – Shares Exchanged
$15 Cost per Share

Gain or loss:
Consideration	$16.28
(A) Basis	$15.00

(B) Recognized gain (loss)	$1.28

Basis in new Tellabs Stock:
When stock is received, new basis is equal to fair market value on Closing Date ($8.50)

Example 3 – Shares Exchanged
$20 Cost per Share

Gain or loss:
Consideration	$16.28
(A) Basis	$20.00

(B) Recognized gain (loss)	($4.72)
(The deduction of capital losses is subject to limitations.)

Basis in new Tellabs Stock:
When stock is received, new basis is equal to fair market value on Closing Date ($8.50)

Example 4 – Stock Purchased through ESPP (Qualifying Disposition)1

Additional Assumptions
FMV at Purchase = $17
FMV at Offer = $16
Purchase Price = $13.60
Discount at Offer = $2.40

Gain or Loss:
Consideration	$16.28
Actual gain (loss)	$2.68
Ordinary Income	$2.40	Lesser of discount at offer or actual
gain Adjusted Basis	$16.00	Purchase price plus ordinary income

Capital Gain (Loss)	$0.28

Basis in new Tellabs Stock:
When stock is received, new basis is equal to fair market value on Closing Date ($8.50)

1       Exchange will be treated as a qualifying disposition if it occurs more than one year from date of purchase and two years from the date of the grant of the purchase right.

Example 5 – Stock Purchased through ISO/ESPP (Disqualifying Disposition) 2

Additional Assumptions
FMV at Purchase = $17
Purchase Price = $13.60
Discount at Purchase = $3.40

Gain or loss on ESPP Share:
Consideration	$16.28
Actual gain (loss)	$2.68
Ordinary Income	$3.40	Discount at purchase
Adjusted Basis	$17.00	Purchase price plus ordinary income

Capital Gain (Loss)	$(0.72)

Gain or loss on ISO Share:
Consideration	$16.28
Actual gain (loss)	$2.68
Ordinary Income	$2.68	Lesser of discount at purchase or
actual gain Adjusted Basis	$16.28	Purchase price plus ordinary income

Capital Gain (Loss)	$0

Basis in new Tellabs Stock:
When stock is received, new basis is equal to fair market value on Closing Date ($8.50)

2          Exchange will be treated as a disqualifying disposition if it occurs within one year from date of exercise or purchase or two years from the date of the grant of the option or purchase right.

Example 6 – Stock Purchased through ISO/ESPP (Disqualifying Disposition) 3

Additional Assumptions
FMV at Purchase = $14
Purchase Price = $11.90
Discount at Purchase = $2.10

Gain or loss on Cash Received:
Consideration	$16.28
Actual gain (loss)	$4.38
Ordinary Income	$2.10	Discount at purchase
Adjusted Basis	$14.00	Purchase price plus ordinary income

Capital Gain (Loss)	$2.28

Basis in new Tellabs Stock:
When stock is received, new basis is equal to fair market value on Closing Date ($8.50)

# # #

3          Exchange will be treated as a disqualifying disposition if it occurs within one year from date of exercise or purchase or two years from the date of the grant of the option or purchase right.